

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

April 24, 2009

Mr. Edward M. Murphy
President and Chief Executive Officer
National Mentor Holdings, Inc.
313 Congress Street, 6th Floor
Boston, MA 02210

> **Re: National Mentor Holdings, Inc.**
> **Form 10-K**
> **Filed December 22, 2008**
> **File No. 333-129179**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2008

Item 11. Executive Compensation, page 42

Compensation Discussion and Analysis, page 42

Equity-Based Compensation, page 44

1.   We note your response to comment one from our letter dated March 31, 2009. We continue to believe that the comment is applicable to your disclosure, and we reissue the comment. Please confirm that in future filings you will disclose the specific financial performance targets, providing draft disclosure of the targets,

omitting the numeric targets themselves, or provide a more detailed analysis as to why you believe disclosure would cause competitive harm.

* * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comment.

You may contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director